Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

Contact: Name Kristyna Munoz Phone 254-644-1615 Email kristyna.munoz@nuveen.com

Nuveen Closed-End Funds Announce Results of Annual Meetings

NBB Shareholders Approve Proposals at the Fund’s Annual Meeting

NBD Shareholders Adjourn Meeting to Permit Further Solicitation of Proxies

NEW YORK, June 22, 2018 – The Nuveen Build America Bond Fund (NYSE: NBB) and Nuveen Build America Bond Opportunity Fund (NYSE: NBD) announced certain results of their Annual Meeting of Shareholders.

NBB announced that shareholders at its Annual Meeting have approved the issuance of additional common shares in connection with the proposed merger of NBD into NBB, the elimination of NBB’s fundamental policy related to its contingent term provision and the election of Board members.

NBD announced that its Annual Meeting of Shareholders has been adjourned to solicit additional proxies necessary to obtain shareholder approval for the merger.

Consummation of the merger is contingent upon shareholders of NBD approving the merger. Regardless of whether NBD shareholders approve the merger, NBB will conduct a 20 percent tender offer as described in the proxy materials, eliminate its contingent term provision, change its principal investment policy to invest at least 80 percent of its assets in taxable municipal securities, and change its name to Nuveen Taxable Municipal Income Fund. These changes will become effective on, or as soon as practicable thereafter, the closing date of the merger if the merger is consummated, or otherwise upon completion of NBD’s Annual Meeting of Shareholders, including any further adjournments thereof.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $967 billion in assets under management as of 3/31/18 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

The information contained on the Nuveen website is not a part of this press release.

Nuveen Securities, LLC, member FINRA and SIPC.

In connection with the proposed merger, NBB has filed a Form N-14 registration statement, which has been declared effective. The solicitation of proxies to approve the merger is being made only by means of the Form N-14 registration statement and the joint proxy statement/prospectus contained therein. Investors are urged to read the joint proxy statement/prospectus because it contains important information about the proposals. Free copies of the joint proxy statement/prospectus are available on the SEC’s web site at www.sec.gov.

This communication is not a solicitation of a proxy from any fund shareholder. The funds, Nuveen Fund Advisors, LLC, the funds’ investment adviser, and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the proposals. Information about the directors/trustees and officers of the funds may be found in their respective annual reports and annual proxy statements previously filed with the SEC as well as the joint proxy statement/prospectus.

FORWARD LOOKING STATEMENTS

Certain statements made or referenced in this release may be forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

◾	market developments;
◾	legal and regulatory developments; and
◾	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

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